BRAINSTORM CELL THERAPEUTICS INC.

605 Third Avenue, 34th Floor

New York, New York 10158

July 11, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Laura Crotty, Esq.

RE:	BrainStorm Cell Therapeutics Inc. Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-179331) Acceleration Request

Dear Ms. Crotty:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, BrainStorm Cell Therapeutics Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Amendment No. 4 to the Registration Statement on Form S-1 be accelerated to Friday, July 13, 2012, at 9:30 a.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding this request should be addressed to Thomas B. Rosedale, Esq., at BRL Law Group LLC at (617) 399-6931.

Very truly yours, BrainStorm Cell Therapeutics Inc. /s/ Liat Sossover By: Liat Sossover Its: Chief Financial Officer

cc:	Thomas B. Rosedale, Esq
(BRL Law Group LLC)